Exhibit 99.1
SR Sukumara, IPS (retd.) Joins Sify Board of Directors
Chennai, India, Tuesday, January 30, 2007: Sify Limited (Nasdaq National Market: SIFY), a leader in consumer Internet and Enterprise Services in India with global delivery capabilities, announced today the appointment of Mr. S.R. Sukumara as a Director on its Board.
A post-graduate in Economics and an IPS officer, Mr. Sukumara served the Indian Police Service (IPS) for over 36 years till his retirement. He started as Assistant Superintendent and rose to occupy many important positions, including Commissioner of Enquiries, Inspector General (Prisons) and Director, Correctional Services, Director General (Recruitment & Training) Commissioner of Police, Hyderabad and Director General & Inspector General of Police.
Mr. Raju Vegesna, CEO and Managing Director, Sify Limited, said, “I am extremely pleased to announce Mr. Sukumara’s appointment as a Director on the Board of Sify. He brings vast experience and expertise in Man-Management, Recruitment, Training & HRD from his career with the Indian Police Service. He has also played an advisory role to the Government during his career. I am sure that his rich experience, combined with his excellent track record, will add tremendous value to Sify”.
“I also believe Mr. Sukumara’s appointment will be of particular significance with regard to developing Government relations at a time when many business opportunities are emerging in the area of eGovernance, and in nurturing Sify’s human resources to help maintain our leadership position in the industry. As a member of the Board, he will advise Sify on people, processes, and possible synergies between Sify’s multiple businesses to unlock greater value for our customers with an integrated approach”.
Mr. Sukumara, newly appointed Director, said, “I am really excited to join the Board of Sify as a Director on the Board to contribute to the company’s growth in future. I also see before me a huge talent pool of highly energized, young professionals, and a great opportunity to build on their strengths to take the company to the next level of performance and growth.”
Mr. Sukumara’s ability to deal with complex problems with wisdom and sensitivity, as well as manage people for best results, will add great value to Sify’s leadership team.

About Sify Limited:
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 186 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 158 cities and towns. The company’s network services, Data Center operations and customer relationship management are accredited ISO 9001:2000.
For more information about Sify, visit www.sifycorp.com.
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended September 30, 2006 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:

Mr. David Appasamy	Ms. Trúc N. Nguyen

Investor Relations	Investor Relations

Sify Limited	The Global Consulting Group

+91-44-2254 0770 Ext. 2013	+1-646-284-9418

Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com